Exhibit (g)(7)

FOURTH AMENDMENT TO ADMINISTRATION AGREEMENT

FOURTH AMENDMENT AGREEMENT, effective as of January 31, 2012, by and between HARRIS ASSOCIATES INVESTMENT TRUST, a business trust organized under the laws of the Commonwealth of Massachusetts (the “Fund”) and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (the “Bank”).

WHEREAS, the Fund and Investors Bank & Trust Company (“IBT”) entered into an Administration Agreement dated as of April 1, 2002 (as amended, modified or supplemented from time to time, the “Administration Agreement”);

WHEREAS, IBT merged with and into Bank, effective July 2, 2007, with the result that State Street now serves as Administrator under the Administration Agreement; and

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.             Amendment of the Administration Agreement.

(a)           A new section 12 is hereby added to the Administration Agreement as follows:

“12. REGULATION GG. The Fund hereby represents and warrants that it does not engage in an “Internet gambling business,” as such term is defined in Section 233.2(r) of Federal Reserve Regulation GG (12 CFR 233) (“Regulation GG”). The Fund hereby covenants and agrees that it shall not engage in an Internet gambling business. In accordance with Regulation GG, the Fund is hereby notified that “restricted transactions,” as such term is defined in Section 233.2(y) of Regulation GG, are prohibited in any dealings with the Bank pursuant to this Agreement or otherwise between or among any party hereto.”

(b)           A new section 13 is hereby added to the Administration Agreement as follows:

“13. DATA PRIVACY. The Bank will implement and maintain a written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and/or officers that the Custodian receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.”

3.             Miscellaneous.

(a)           Except as amended hereby, the Administration Agreement shall remain in full force and effect.

(b)           This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, each party hereto has caused this Fourth Amendment Agreement to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President

HARRIS ASSOCIATES INVESTMENT TRUST

By:	/s/ Kristi L. Rowsell
Name:	Kristi L. Rowsell
Title:	President